
07003505


PROCESSING
SEC MAIL
RECEIVED
MAR - 1 2007
151
SECTION
WASH., D.C.

SECUI SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arjent Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Davanzo 212-446-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Davanzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arjent Services LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

VERITY SANSOUCI
Notary Public, State of New York
No. 01SA6039018
Qualified in Queens County
Commission Expires ~~March 20, 20~~ 5/10/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

REPORT OF INDEPENDENT AUDITORS

Arjent Services LLC
(f/k/a Alzeon Financial LLC)
New York, New York

We have audited the accompanying statement of financial condition of Arjent Services LLC (f/k/a Alzeon Financial LLC) as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is

supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Jericho, New York
February 27, 2007

ARJENT SERVICES LLC
(f/k/a ALZEON FINANCIAL LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$106,657
Due from clearing broker	617,275
Equipment - net of accumulated depreciation of $6,500	54,782
Other assets	83,618
Total assets	$862,332

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 33,209
Due to Arjent, Ltd.	515,015
Due to Arjent US, LLC	120,513
Total liabilities	668,737
COMMITMENTS - see notes	
Member's equity	193,595
Total liabilities and member's equity	$862,332

See accompanying notes to financial statements.

ARJENT SERVICES LLC
(f/k/a ALZEON FINANCIAL LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	
Commission income	$ 811,860
Secondary clearing fees	469,505
Interest and other income	45,521
Total revenues	1,326,886
Expenses	
Compensation and benefits	611,383
Management fees to Alzeon Partners LLC	550,346
Clearing and execution	47,689
Licensing and regulatory fees	20,959
Occupancy	22,130
Professional fees	18,843
Other operating expenses	93,949
Total expenses	1,365,299
Loss before NYC Unincorporated Business tax	(38,413)
NYC Unincorporated Business tax	1,000
Net income	$ (39,413)

See accompanying notes to financial statements.

ARJENT SERVICES LLC
(f/k/a ALZEON FINANCIAL LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

BALANCES, January 1, 2006	$233,008
Net loss	(39,413)
BALANCES, December 31, 2006	$193,595

See accompanying notes to financial statements.

ARJENT SERVICES LLC
(f/k/a ALZEON FINANCIAL LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net loss	$ (39,413)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	8,389
(Increase) decrease in operating assets and liabilities:	
Due from clearing broker	(57,709)
Due from Alzeon Partners, LLC	110,804
Other assets	(78,348)
Commissions payable	(94,511)
Accounts payable and accrued expenses	(6,314)
Due to Arjent, Ltd.	(31,895)
Due to Arjent US, LLC	120,513
Total adjustments	(29,071)
Net cash used in operating activities	(68,484)
Cash flows from investing activities:	
Purchase of equipment	(51,170)
Net decrease in cash	(119,654)
Cash at January 1, 2006	226,311
Cash at December 31, 2006	$ 106,657

See accompanying notes to financial statements.

ARJENT SERVICES LLC
(f/k/a ALZEON FINANCIAL LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - DESCRIPTION OF BUSINESS

Arjent Services LLC (the "Company"), formerly known as Alzeon Financial LLC, is a Delaware limited liability company located in New York City. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the National Association of Securities Dealers, Inc. (NASD). The Company is wholly-owned by Alzeon Partners LLC ("Partners").

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm, and does not hold customer funds or safekeep customer securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade-date basis.

Depreciation of equipment is provided on a straight-line basis over a three-year life.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of the Company report their proportionate share of membership taxable income or loss in their respective income tax returns. The Company is subject to the NYC Unincorporated Business Tax (UBT) on taxable income. The UBT tax return is filed in combination with Partners; however, the Company's tax provision is computed on a separate company basis.

NOTE 3- DUE FROM CLEARING BROKER

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker maintains custody of any Company securities and cash balances which may be due from the broker.

These securities and/or cash positions serve as collateral for any amounts due to clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing brokers.

The Company is subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody. The clearing receivable at December 31, 2006 includes a $50,000 cash deposit.

NOTE 4 - RELATED PARTY TRANSACTIONS

Secondary Clearing Agreement

The Company has entered into a secondary clearing agreement (SCA) with its clearing firm and Arjent, Ltd. (Arjent), a London-based UK Limited Company registered in the United Kingdom as a broker-dealer with the Financial Services Authority (FSA). Partners owns a minority equity interest in Arjent.

Under terms of the SCA, the clearing firm will provide to Arjent the same services, rights and privileges as those accorded the Company, and Arjent will have all the obligations, indemnities and liabilities that the Company is bound by under the primary clearing agreement. The Company will remain primarily responsible and liable to its clearing firm for acts or omissions of Arjent and its employees or agents while the SCA is in effect, and has further agreed to indemnify the clearing firm for Arjent's nonperformance under the SCA. Arjent, in turn, has agreed to indemnify and hold the Company harmless against losses incurred by the Company arising out of the SCA, and currently pays the Company a monthly secondary clearing fee of approximately 22,500 GBP (approximately $44,000). The Company received fees totaling $469,505 during the year. At December 31, 2006, the Company owed Arjent $515,015, which was remitted in January 2007.

Arjent US, LLC

The Company has a loan payable to Arjent US, LLC, an affiliated entity in which Partners has an ownership interest. The loan, in the amount of $120,513, is non-interest bearing and due on demand.

Transactions with Alzeon Partners, LLC

During 2006, the Company paid management fees to Partners of $550,346.

Administrative Services and Expense Agreement

The Company is a party to a services and expense sharing agreement with two affiliated entities, VC Arjent Ltd. and Arjent US, LLC. The agreement provides for allocations of administrative overhead and professional services and the use of office space and computer resources. Allocations and reimbursement of expenses are determined at cost based on actual usage.

NOTE 5 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and net capital requirements of $56,196 and $44,605, respectively. The Company's ratio of aggregate indebtedness to net capital was 11.9 to 1.

SUPPLEMENTAL SCHEDULE

ARJENT SERVICES LLC
(f/k/a ALZEON FINANCIAL LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

Computation of Net Capital

Member's equity	$194,596
Nonallowable assets:	
Equipment - net	54,782
Other assets	83,618
Total nonallowable assets	138,400
Net capital	56,196
Minimum net capital requirement - the greater of $5,000 or 6.67% of aggregate indebtedness	44,605
Excess net capital	$ 11,591
Ratio of aggregate indebtedness to net capital	11.9 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 33,209
Due to Arjent, Ltd.	515,015
Due to Arjent US, LLC	120,513
	$668,737
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2006):	
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 70,007
Increase in accounts payable and accrued expenses	(9,812)
Other adjustments - net	(3,999)
Net capital per above	$ 56,196

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Arjent Services LLC
(f/k/a Alzeon Financial LLC)
New York, New York

In planning and performing our audit of the financial statements of Arjent Services LLC (f/k/a Alzeon Financial LLC) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Jericho, New York
February 27, 2007

END